



Peter Shiao · 3rd

Founder & CEO of Immortal

Los Angeles, California, United States · 500+ connections ·

Contact info



Immortal Studios

UCLA   UCLA

Featured

Immortal Studios
Immortal Studios

Wǔxiá which literally means martial hero in Chinese, is th
name given to the thousand year old literary tradition tha
encompasses Chinese martial arts, philosophy, virtue, hi
romance, poetry and legends. In recent time, the cultura

Activity

3,527 followers

We definitely should support them!
Peter commented

wow didn't know there was on
Peter commented

Super awesome and seems like your level of interactivity is going deeper ......

Congratulations Victor!
Peter commented

Peter commented

Experience



Founder & CEO
Immortal Studios · Full-time
Apr 2019 – Present · 1 yr 7 mos
Los Angeles

Immortal is a comic and social first content studio focused on the Wuxia (martial arts/fantasy) genre with a vision to modernizing and elevating these stories. From 2020-21 we are focused on birthing our inter-connected storyverse culled from a pre-existing literary library of 60+ titles, and bringing together our own fan/user community. Movies, shows and immersive experiences are around the corner.



Founder & Managing Partner
Ironpond Ventures
Feb 2018 – Mar 2020 · 2 yrs 2 mos
Los Angeles - Beijing

Focused on investing in California and US based businesses with China expansion value add

 **A California response to the US-China Trad...**    **Los Angeles Well-Positioned for China...**

Founder/Executive Chairman
Orb Media Group · Full-time
Mar 2008 – Mar 2020 · 12 yrs 1 mo
Greater Los Angeles Area

Independent film production company focused on Hollywood-China co-productions. Annual Orb China-Hollywood screenwriting fellowship aimed to discover and develop cross border creative talent that straddle both Hollywood and China.



Chairman & Founder
US-China Film Summit
Oct 2009 – Jan 2015 · 5 yrs 4 mos

Los Angeles

Annual thought leadership and business development forum and gala awards featuring the bes
of China and Hollywood produced in conjunction with the Asia Society, Motion Picture
Association, Producer's Guild of America, China Film Co-Production Corporation, USC and
UCLA. Emeritus status beginning 2015.



Chief Executive Officer

Ironpond

Jan 2006 – Apr 2008 · 2 yrs 4 mos

US and China based producer/financier.

Show 5 more experiences ⌄

Education



UCLA

B.A., Political Science/Communications Studies

1987 – 1990

Activities and Societies: Graduate, California Senate Fellowship Certified Dispute Resolution
Mediator Graduate, UC Davis Institute of Political Campaign Management

Licenses & certifications



Reid Hoffman and Chris Yeh on Blitzscaling

LinkedIn

Issued Apr 2020 · No Expiration Date

Volunteer Experience

Chairman/Co-Founder

CHINAWEEK & California-China Business Summit

Jan 2015 – Present · 5 yrs 10 mos

Arts and Culture

Non-profit with mission to "Exponentially increasing America's understanding of, and access, t
China, via an annual multi-week series of scalable events in LA County.



